Filed Pursuant to Rule 433

Registration No. 333-140954

November 12, 2008

PRICING TERM SHEET

(To Preliminary Prospectus Supplement dated November 12, 2008)

Issuer:	Georgia Power Company
Security:	Series 2008C 8.20% Senior Notes due November 1, 2048
Expected Ratings*:	A2/A/A+ (Moody’s/Standard & Poor’s/Fitch)
Size:	$100,000,000
Price:	$25.00
Maturity:	November 1, 2048
Optional Redemption Terms:	Callable in whole or in part any time on or after November 1, 2013 at par
Coupon:	8.20%
CUSIP Number:	373334 457
Interest Payment Dates:	February 1, May 1, August 1 and November 1 of each year beginning February 1, 2009
Format:	SEC Registered
Expected Listing:	NYSE
Trade Date:	November 12, 2008
Expected Settlement Date:	November 19, 2008 (T+5)
Joint Book-Running and Lead Managers:	Citigroup Global Markets Inc. Morgan Stanley & Co. Incorporated UBS Securities LLC
Co-Manager:	Banc of America Securities LLC
* Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Georgia Power Company collect at 1-404-506-0759, Citigroup Global Markets Inc. toll free at 1-877-858-5407, Morgan Stanley & Co. Incorporated toll-free at 1-866-718-1649 (institutional investors) or 1-800-584-6837 (retail investors) or UBS Securities LLC toll free at 1-877-827-6444, extension 561-3884.